K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 7, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective

Amendment No. 111 to the Registration Statement on Form N-1A of EQ Advisors Trust

(File Nos. 333-17217 and 811-07953)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 18, 2015 concerning Post-Effective Amendment No. 111 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 3, 2015. The Post-Effective Amendment was filed to register four new series of the Trust (each a “Portfolio”): the AXA/AB Dynamic Growth Portfolio (“AB Portfolio”), the AXA/DoubleLine Opportunistic Core Plus Portfolio (“DoubleLine Portfolio”), the AXA/Invesco Strategic Allocation Portfolio (“Invesco Portfolio”), and the AXA/Goldman Sachs Strategic Allocation Portfolio (“Goldman Portfolio”). Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. Page references are to the page numbers of the courtesy copy provided to the staff.

Prospectus

1.	Generally Applicable Comments

(a)	Please confirm that all incomplete data and disclosure will be included in a post-effective amendment.

Response: The Trust confirms that the requisite data and disclosure will be completed in a post-effective amendment filed prior to or on the effective date of the Post-Effective Amendment.

(b)	Please note that responses to comments made to one portion of the registration statement should be made throughout, as applicable.

Response: The Trust acknowledges that responses to comments made to one portion of the registration statement will be made throughout, as applicable.

Elisabeth Bentzinger

April 7, 2015

(c)	Please note that when a Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940, as amended (“1940 Act”). See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Portfolio(s) operate(s).

Response: The Trust notes the staff’s comments regarding the use of total return swaps and other derivatives by funds.

2.	AB Portfolio - Summary Prospectus

(a)	Fees and Expenses of the Portfolio (p. 3): Please move the asterisk (*) that follows Class IB Shares and Class K Shares to the line items for “Other Expenses” and “Acquired Fund Fees and Expenses.”

Response: The Trust has made the requested change.

(b)	Fees and Expenses of the Portfolio (p. 3): The staff notes that the footnote regarding the expense limitation arrangement references “dividend and interest expenses on securities sold short.” Please confirm supplementally that the Portfolio does not engage in short sales as a principal investment strategy.

Response: The Trust confirms that the Portfolio does not engage in short sales of securities as a principal investment strategy.

(c)	Portfolio Turnover (p. 3): Please include disclosure that the portfolio turnover rate is not shown because the Portfolio has not commenced operations as of the date of the Prospectus.

Response: The Trust has made the requested change. The following has been added as the last sentence of the paragraph in the section: “The Portfolio had not commenced operations as of the date of this Prospectus, and therefore, its turnover rate during the most recent fiscal year is not available.”

(d)	Principal Investment Strategy (p. 3): The staff notes the disclosure stating that the Portfolio intends “to track the performance (before fees and expenses) of the relevant index.” Please clarify whether the Portfolio intends to replicate or to hold representative samples of the relevant indexes.

Response: The Trust has made the requested change. The following has been added as the fourth sentence to second paragraph in the section: “Depending on the size of the index, the Portfolio may use a replication technique or sampling approach to execute its indexing strategy.”

Elisabeth Bentzinger

April 7, 2015

(e)	Principal Investment Strategy (p. 4): The staff notes the disclosure regarding the Manager’s manager-of-managers order. Please consider moving this disclosure out of the summary prospectus.

Response: The Trust has considered the staff’s comment and determined to retain the disclosure in its current location, in part because the Trust’s exemptive order requires that each prospectus “prominently disclose” that the Manager has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement. The Trust believes that the current location satisfies the prominence requirement. The Trust further notes that the placement of this disclosure in the summary description of each Portfolio’s principal investment strategy is in response to a previous staff comment requesting that the disclosure be moved from the section of each Portfolio summary entitled “Who Manages the Portfolio.”

(f)	Principal Risks (p. 4): The staff notes that “Cash Management Risk” references “counterparty risk.” Please describe “counterparty risk.”

Response: The Trust has added a definition of counterparty risk to the section of the prospectus entitled “More information on strategies and risks” that reads as follows:

“Counterparty Risk: A Portfolio may sustain a loss as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to a transaction.”

(g)	Principal Risks (p. 6): The staff notes that “Interest Rate Risk” discusses duration. Please discuss how a 1% rise in interest rates impacts the value of portfolio securities at a given duration. Please note that this discussion need not be included in the summary prospectus.

Response: The Trust believes that the requested disclosure is not required and may oversimplify the correlation between a given duration and the value of particular securities. Other factors can influence the performance and share price of a fund that invests substantially in fixed income securities. The prices of certain bonds may fluctuate unpredictably and not necessarily inversely with changes in interest rates. In consideration of the staff’s comment, however, the Trust has added the following disclosure to the SAI:

“Duration is a measure of a bond’s price sensitivity to a change in its yield. The change in the value of a fixed income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, if a bond has a 5-year duration and its yield rises 1%, the bond’s value is likely to fall about 5%. Similarly, if a bond portfolio has a 5-year average duration and the yield on each of the bonds held by the portfolio rises 1%, the portfolio’s value is likely to fall about 5%. For portfolios with exposure to foreign markets, there are many reasons why all of the bond holdings do not experience the same yield changes. These reasons include: the bonds are spread off of different yield curves around the world and these yield curves do not move in tandem; the shapes of these yield curves change; and sector and issuer yield spreads change. Other factors can influence a bond portfolio’s performance and share price. Accordingly, a bond portfolio’s actual performance will likely differ from the example.”

Elisabeth Bentzinger

April 7, 2015

(h)	Purchase and Redemption of Portfolio Shares (p. 7): The staff notes that the disclosure states “The Portfolio’s shares are currently sold only to insurance company separate accounts in connection with Contracts issued by AXA Equitable Life Insurance Company (“AXA Equitable”), AXA Life and Annuity Company, other affiliated or unaffiliated insurance companies and The AXA Equitable 401(k) Plan. Shares also may be sold to other tax-qualified retirement plans, to other portfolios managed by FMG LLC that currently sell their shares to such accounts and plans, and other investors eligible under applicable tax regulations.” Please review this statement (and revise, if necessary) for consistency with the following statement that appears on page 3 of the SAI: “Class K shares of the Trust are sold only to other Portfolios of the Trust, Portfolios of AXA Premier VIP Trust and certain group annuity and retirement plans.”

Response: The Trust believes that the disclosure in the “Purchase and Redemption of Portfolio Shares” section of the Portfolio’s summary prospectus accurately describes to whom shares of the Portfolio are sold. Therefore, the Trust has not made any revisions to the disclosure.

(i)	Payments to Broker-Dealers and Other Financial Intermediaries (p. 7): Please consider re-titling this section as “Payments to Insurance Companies and Other Financial Intermediaries.” Please also revise this disclosure to direct investors to ask their financial adviser for more information.

Response: The Trust has considered the staff’s comment relating to retitling this section; however, the Trust believes that the heading is accurate and respectfully declines this comment. As recommended by the staff, the following statement has been added as the last sentence to this section: “Ask your financial adviser or visit your financial intermediary’s website for more information.”

3.	DoubleLine Portfolio - Summary Prospectus

(a)	Principal Investment Strategy (pgs. 8-9): The staff notes that the disclosure references (i) “top-down approach based on analysis of sector fundamentals,” (ii) “bottom up approach,” and (iii) “shape of the yield curve.” Please provide descriptions of these techniques/concepts in plain English.

Response: The Trust has revised this section to provide descriptions of the techniques/concepts noted above in plain English as follows:

(i)	“The Sub-Adviser actively manages the Portfolio’s asset class exposure using a top-down approach, which involves using fundamental research regarding the investment characteristics of each sector (such as risk, volatility, relative value, and the potential for growth and income), as well as the Sub-Adviser’s outlook for the economy and financial markets as a whole.”

(ii)	“Individual securities within asset classes are selected using a bottom up approach, which involves an analysis of each individual issuer’s creditworthiness.”

Elisabeth Bentzinger

April 7, 2015

(iii)	“The rates offered by bonds at different maturities”

(b)	Principal Investment Strategy (p. 9): The staff notes the disclosure stating that the “Adviser also monitors the duration of the securities held by the Portfolio.” Please include disclosure in the same paragraph explaining duration.

Response: The following has been added as the second sentence of the same paragraph: “Duration is a measure used to determine the sensitivity of a security’s price to interest rates. Typically, a bond portfolio with a low (short) duration means that its value is less sensitive to interest rate changes, while a bond portfolio with a high (long) duration is more sensitive.”

(c)	Principal Risks (p. 9): “Distressed Companies Risk” discloses that “[d]ebt obligations of distressed companies typically are unrated, lower-rated or close to default.” Please clarify whether such securities also may include debt obligations that are in default. If so, please add corresponding disclosure to the principal strategies that the Portfolio may invest in defaulted securities.

Response: The Trust has revised “Distressed Companies Risk” to address the risk of defaulted securities and has included a reference to defaulted securities in the “Principal Investment Strategy” section.

(d)	Principal Risks (p. 9): Please consider adding to “Inverse Floaters Risk” disclosure stating that the prices for inverse floaters tend to move in the opposite direction as changes in interest rates.

Response: The Trust has added the following as the second sentence to “Inverse Floaters Risk”: “The interest rate of an inverse floater is tied to an interest rate index and tends to move in the opposite direction as changes in the reference index.”

(e)	Principal Risks (p. 9): “Inverse Floaters Risk” discusses inverse floater collateralized mortgage obligations (“CMOs”). Please add corresponding disclosure to the Principal Investment Strategy regarding inverse floater CMOs.

Response: The Trust has made the requested change.

4.	Goldman Portfolio - Summary Prospectus

(a)	Principal Investment Strategy (p. 12): Please disclose any criteria as to maturity and credit quality that the Portfolio might use in the selection of fixed income securities. Please also disclose the lowest rating in which the Portfolio may invest and if the Portfolio may invest in bonds that are unrated or in default. In addition, if the Portfolio may invest in bonds rated below investment grade as a principal investment strategy, please disclose such as a principal strategy, clarify that bonds rated below investment grade are commonly referred to as “junk bonds,” and make corresponding disclosures in the Principal Risks.

Elisabeth Bentzinger

April 7, 2015

Response: The Trust has revised the third paragraph of the “Principal Investment Strategy” section of the Portfolio’s summary prospectus to read as follows:

“Substantially all of the Portfolio’s fixed-income allocation will be invested in instruments that provide exposure to the U.S. Treasury asset category, such as U.S. Treasuries and U.S. Treasury futures contracts, with an intermediate weighted average duration (generally, 7-10 years).”

The Trust notes that the Portfolio does not invest in bonds rated below investment grade as a principal investment strategy.

(b)	Principal Investment Strategy (p. 13): The staff notes that the Portfolio may engage in short sales. Please confirm supplementally that any dividend or interest expenses on securities sold short will be included in the fee table.

Response: The Trust confirms that any dividend or interest expenses related to securities sold short will be included as a subcaption to the “Other Expenses” line item of the Portfolio’s fee table entitled “Dividend and Interest Expenses on Securities Sold Short.”

(c)	Principal Investment Strategy (p. 13): When discussing the volatility management strategy, please include disclosure explaining volatility and its impact on the Portfolio.

Response: The Trust has added the following as the second sentence of the fourth paragraph of the section: “Volatility is a statistical measure of the magnitude of changes in the Portfolio’s returns, without regard to the direction of those changes. Higher volatility generally indicates higher risk and is often reflected by frequent and sometimes significant movements up and down in value.”

(d)	Principal Risks (p. 15): Please include disclosure corresponding to “Zero Coupon and Pay-in-Kind Securities Risk” in the Principal Investment Strategy section of the Summary Prospectus.

Response: The Trust has made the requested change.

5.	Invesco Portfolio - Summary Prospectus

(a)	Principal Investment Strategy (p. 17): Please disclose any criteria as to maturity, credit quality and duration that the Portfolio might use in the selection of fixed income securities. Please also disclose the lowest rating in which the Portfolio may invest and if the Portfolio may invest in bonds that are unrated or in default. In addition, if the Portfolio may invest in bonds rated below investment grade as a principal investment strategy, please disclose such as a principal strategy, clarify that bonds rated below investment grade are commonly referred to as “junk bonds,” and make corresponding disclosures in the Principal Risks.

Response: The Trust has revised the third paragraph of the “Principal Investment Strategy” section of the Portfolio’s summary prospectus to read as follows: “The Sub-Adviser targets an allocation of approximately 50% of its non-cash assets in baskets of U.S. Treasuries, U.S. interest rate futures contracts, and ETFs to create a fixed income allocation with a risk and return profile similar to that of the Barclays Intermediate U.S. Government Bond Index, which is an unmanaged index consisting of all U.S. Treasury and agency securities with remaining maturities of one to ten years and issue amounts of at least $250 million outstanding, which may include zero-coupon securities.”

Elisabeth Bentzinger

April 7, 2015

The Trust notes that the Portfolio does not invest in bonds rated below investment grade as a principal investment strategy.

6.	Statutory Prospectus

(a)	More Information on Strategies and Risks (p. 24): Please identify those strategies and risks that are principal to the Portfolios. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update No. 2014-08, June 2014.

Response: As required by Form N-1A, the principal risks to each Portfolio are listed in each Portfolio’s summary prospectus. The principal risks, as well as additional risks associated with each Portfolio’s principal investment strategy are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

(b)	Derivatives (p. 25): The staff notes that the disclosure discusses swaps. Please identify the specific types of swaps in which the Portfolios may engage.

Response: The Trust has made the requested change. The disclosure now reads as follows: “…swaps (including interest rate swaps, total return swaps, currency swaps and credit default swaps)…”

(c)	Information Regarding the ETFs (p. 44): The staff notes that this section references the ETFs in which the Goldman Portfolio may invest. Please explain supplementally why similar information is not provided for the AB Portfolio and the Invesco Portfolio, both of which may also invest in ETFs.

Response: The Trust has removed the section “Information Regarding ETFs” from the prospectus.

(d)	Buying and Selling Shares (p. 53): The staff notes the disclosure that states the “Trust may suspend the right of redemption.” Please clarify that the Trust does not have a blanket right to suspend redemptions.

Response: The Trust has made the requested change. The last sentence of the first paragraph under the heading “Buying and selling shares” in the prospectus now reads as follows: “The Portfolios reserve the right to suspend or change the terms of purchasing ~~or selling~~ shares.”

(e)	Buying and Selling Shares (p. 53): The staff notes the disclosure stating that “each Portfolio and the Trust reserve the right to reject a transfer.” Please confirm that the term “transfer” is intended to describe purchase orders. If, however, the term “transfer” is intended also to included redemption requests, please clarify supplementally how this policy comports with Section 22(e) of the 1940 Act.

Elisabeth Bentzinger

April 7, 2015

Response: The Trust confirms that the term “transfer” is intended to describe purchase orders.

(f)	Buying and Selling Shares (p. 53): The staff notes the disclosure stating that “FMG LLC or an affiliate sends a letter to the Contractholder explaining that there is a policy against disruptive transfer activity….” Please confirm that this policy is applicable in the context of variable insurance contracts.

Response: The Trust confirms that this policy applies to Contractholders.

(g)	Glossary of Terms (p. 57): The staff notes that the terms “Price-to-book value ratio” and “Price-to-earnings ratio” do not appear to be used in the Prospectus. If appropriate, please delete these terms, and any other terms not used in the Prospectus, from the glossary.

Response: The Trust has made the requested changes and confirms that all terms that appear in the section of the prospectus entitled “Glossary of Terms” are used in the prospectus.

7.	SAI

(a)	Fundamental Restrictions (p. 4): The staff notes that paragraphs b. and c. of fundamental policy (1) each begin “as a matter of non-fundamental policy.” In order to avoid investor confusion, please consider moving these paragraphs to the “Non-Fundamental Restrictions” section of the SAI.

Response: Because the disclosure referenced is relevant to fundamental policy (1), the Trust believes that the placement of the disclosure is appropriate. Accordingly, the Trust respectfully declines the staff’s comment.

(b)	AB Portfolio - Fundamental Policy (p. 5): With respect to fundamental restriction (1), it is the staff’s position that funds cannot ignore the investments of any underlying funds. Funds should add disclosure that they will consider the concentration of the underlying funds when determining compliance with their own concentration policies.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring the Portfolio’s industry concentration limit. The Trust has added disclosure adjacent to the fundamental policy noting that the Portfolio may invest in the securities of investment companies that may concentrate their assets in one or more industries, and that the Portfolio may consider the concentration of such investment companies in determining compliance with the fundamental restriction.

(c)	AB Portfolio - Fundamental Policy (p. 6): With respect to fundamental restriction (2), please clarify that the restrictions on issuing senior securities or borrowing are not limited to the time of borrowing.

Response: The Trust acknowledges that the restrictions in Section 18 of the 1940 Act on an open-end fund’s issuance of senior securities are not limited to the time of borrowing. The Trust respectfully submits that no additional revisions are necessary or required.

Elisabeth Bentzinger

April 7, 2015

(d)	Non-Fundamental Restrictions (p. 6): With respect to non-fundamental restriction (1), please clarify that the restriction on investing in illiquid securities is not limited to the time of investment.

Response: The following language has been added to non-fundamental restriction (1): “If a Portfolio’s net assets invested in illiquid securities exceed the 15% limit, the Portfolio will take steps to bring the aggregate amount of illiquid investments back within the prescribed limitation as soon as reasonably practicable.”

(e)	Swaps (p. 58): The staff notes that the disclosure refers to credit default swaps. If a Portfolio will write credit default swaps, please confirm that the Fund will segregate assets to cover the full notional amount of such obligation.

Response: The Trust confirms that, if a Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

8.	Part C

(a)	Signature Page: In the next post-effective amendment to the Registration Statement, please designate the parties signing the Registration Statement as the principal executive officer and the principal accounting officer. See Section 6(a) of the Securities Act of 1933, as amended.

Response: The Trust notes that the Post-Effective Amendment was signed by all parties required to sign the Post-Effective Amendment pursuant to Section 6(a) of the Securities Act of 1933, as amended, and that Section 6(a) does not require any designation of such parties. The Trust respectfully declines to change the designations of the parties signing future post-effective amendments.

9.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*        *        *         *        *

Elisabeth Bentzinger

April 7, 2015

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.

K&L Gates LLP